Exhibit 99.2

GW announces agreement with New York State to investigate use of CBD to treat medication-resistant epilepsies in children

London, UK, 3 June 2014: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, is pleased to note the announcement from New York State Governor, Andrew M. Cuomo, that an agreement has been made between New York State and GW to initiate clinical trials using cannabidiol (CBD), to help treat children diagnosed with epilepsy who suffer from seizures and other medical complications.

The full text of the announcement can be found below.

GOVERNOR CUOMO ANNOUNCES AGREEMENT TO INVESTIGATE NEW MEDICAL TREATMENTS FOR CHILDREN

GW Pharmaceuticals and New York State will Investigate Use of Marijuana Extract to Treat Medication-Resistant Epilepsies in Children

Governor Andrew M. Cuomo today announced an agreement between New York State and GW Pharmaceuticals to develop clinical trials using an active ingredient derived from the marijuana plant to help treat children diagnosed with epilepsy who suffer from seizures and other medical complications. New York will be the second state in the nation to initiate trials for the extract, known as cannabidiol (CBD), for children whose medical conditions have not been successfully treated by other methods.

“No child should be forced to live with the heartbreaking effects of medication-resistant epilepsy,” Governor Cuomo said. “Young New Yorkers battling these diseases deserve treatments that work for them, and by investigating the merits of cannabidiol we are pushing the boundaries of modern medicine and working to fundamentally improve the quality of life for those children. I am very hopeful that this research collaboration will grow our understanding of these types of medications and ultimately help New Yorkers lead better lives.”

The New York State Department of Health (DOH) will take the lead in developing the clinical trial for submission to the U.S. Food and Drug Administration. GW Pharmaceuticals will provide consultative advice and commit personnel and other resources to the partnership, including a supply of Epidiolex®, their CBD product. Designed to be conducted at New York-based hospitals, universities and medical colleges, the clinical trial will address a critical healthcare priority while expanding the scientific community’s understanding of potential treatments for children with medication-resistant epilepsies.

Dr. Geoffrey Guy, Chairman of GW Pharmaceuticals, said, “We are pleased to be partnering with the State of New York in this groundbreaking program designed to establish a scientific foundation that expands the understanding of how CBD works in children with treatment-resistant epilepsies. This collaboration with the State of New York builds on the foundation established by our relationship with New York University’s Langone Medical Center where 60 children are already authorized by the FDA to receive Epidiolex.”

About GW Pharmaceuticals

GW Pharmaceuticals is a world leader in the development of prescription cannabinoid medicines, and conducts scientific research in accordance with U.S. federal law with permission from the U.S. Food & Drug Administration (FDA) and the U.S. Drug Enforcement Administration (DEA). The FDA has already authorized, physician-sponsored Investigational New Drug (IND) programs with Epidiolex at 12 sites around the U.S involving over 300 children. In parallel, GW is progressing a company-sponsored formal development program for Epidiolex that is focused on the treatment of two rare and severe forms of childhood epilepsy, Dravet syndrome and Lennox-Gastaut syndrome (LGS).

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900